Po
No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06025579

February 20, 2006



Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2006

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

Dear Ms. Leung:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Bristol-Myers by Nick Rossi. We also have received letters on the proponent's behalf dated December 28, 2005 and January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

14272

 Bristol-Myers Squibb Company

Sandra Leung
Vice President & Secretary

345 Park Avenue New York, NY 10154
Tel 212-546-4260 Fax 212-605-9622
sandra.leung@bms.com

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Nick Rossi*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company" or "Bristol-Myers") intends to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials"), a stockholder proposal (the "Proposal") and statement in support thereof submitted by Nick Rossi (the "Proponent"), who appointed John Chevedden to be his representative for all issues pertaining to the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Bristol-Myers' intention to omit the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Bristol-Myers files its definitive 2006 Proxy Materials with the Commission. Bristol-Myers hereby agrees to forward promptly to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Bristol-Myers only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We believe that the Proposal may be properly excluded from the 2006 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because Bristol-Myers has substantially implemented the Proposal;
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite in violation of the proxy rules; and

- Rule 14a-8(i)(6) because Bristol-Myers lacks the power or authority to implement the Proposal.

THE PROPOSAL

The Proposal requests that the Board adopt a policy, in the Company's bylaws if practicable, "whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved. This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Bristol-Myers Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange

Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (noting that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need be only "substantially implemented," not implemented exactly as proposed.

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the *essential objective* of the proposal, even when the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* the 1983 Release; *ConAgra Foods, Inc.* (avail. June 20, 2005); *The Talbots, Inc.* (avail. April 5, 2002); and *Erie Indemnity Company* (avail. March 15, 1999).

B. Bristol-Myers' Recoupment Policy and Plan Agreements

On March 1, 2005, the Bristol-Myers Board of Directors (the "Board") adopted a policy (the "Recoupment Policy"), which provides for recoupment of annual bonus awards. In particular, the Recoupment Policy provides:

> It is the Board of Directors' Policy that the Company will, to the extent permitted by governing law, require reimbursement of any bonus paid to executive officers and certain other officers after March 1, 2005 where: a) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, b) in the Board's view the executive engaged in misconduct that caused or partially caused the need for the restatement, and c) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive's entire annual bonus for the relevant period, plus a reasonable rate of interest.

Moreover, in adopting the Recoupment Policy, the Board considered its ability to recoup performance-based compensation under the 2002 Stock Incentive Plan (the "Plan"), the only plan pursuant to which executives may receive non-cash performance-based compensation. Non-cash based performance compensation is granted to executives under this Plan pursuant to the Long-Term Performance Strategic Execution Award Agreement and the Nonqualified Stock Option Agreement, which are attached to this letter as Exhibit B and Exhibit C, respectively (collectively, the "Plan Agreements"). Under the Plan Agreements, non-cash performance based compensation may be recouped in the event that an executive "engage[s] in any activity that is harmful to the interests of the company, including, without limitation, any conduct" during the term of the executive's employment "that violates the company's Standards of Business Conduct and Ethics, securities trading policy and other policies." The Board determined that provisions allowing for contractual forfeiture of non-cash performance-based compensation granted under the Plan Agreements provided the Company with the ability to recoup non-cash performance-based compensation to executives to the same extent as the Recoupment Policy provides for recoupment of annual cash bonus awards.

We believe that the Recoupment Policy adopted by the Board, together with the forfeiture provision in the Plan Agreements, compare favorably to the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

C. Analysis

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company "has already substantially implemented the proposal." The Commission has stated that in order for a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented. *See* the 1983 Release. Rather, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991) (emphasis added); *see, e.g., Intel Corp.* (avail. March 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to stockholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

As noted above, the Proposal requests that the Bristol-Myers Board adopt a policy whereby the Board will (1) in the event of a significant restatement of financial results or significant extraordinary write-off, (2) review all bonuses and any other performance-based compensation made to senior executives during the period of the restatement, (3) recoup, for the benefit of the Company, all such bonuses or awards to the extent that the performance targets were not achieved, while (4) maintaining the Board's judgment to craft the requested policy in accordance with applicable laws and existing contracts and pay plans. The Recoupment Policy compares favorably to the Proposal because both the Recoupment Policy and the Proposal apply in the event of a restatement of financial results and require reimbursement, to the extent permitted by governing law, of bonuses awarded to executive officers predicated upon the achievement of certain financial results during the time period(s) restated.

The Recoupment Policy applies to any bonus payments made to an executive officer where "the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement." Thus, under the Recoupment Policy, there is no requirement of a *significant* restatement as requested in the Proposal. The Recoupment Policy, however, does not apply in the event of a "significant extraordinary write-off." We believe that this aspect of the Proposal is excludable pursuant to Rules 14a-8(i)(3) and (6), as set forth below in Sections II and III. In any event, we believe that even without the reference to "significant extraordinary write-off," the Recoupment Policy compares favorably to the Proposal.

Under the Recoupment Policy, Bristol-Myers will "require reimbursement of any bonus" paid to its executive officers. The Recoupment Policy encompasses cash bonuses awarded under the Executive Performance Incentive Plan. This is the only performance-based cash compensation plan that Bristol-Myers currently maintains. In addition to the annual cash bonuses that may be recouped under the Recoupment Policy, the Company's non-cash performance-based awards granted under the 2002 Stock Incentive Plan may be recouped pursuant to the forfeiture provision in each executive's Plan Agreement. The non-cash performance-based compensation granted under the Plan constitutes the only non-cash performance-based compensation granted to executives. Therefore, the Proposal's essential objective of recouping "all bonuses and any other awards" made on the basis of meeting specific performance targets is accomplished through the Recoupment Policy and the forfeiture provisions in the Plan Agreements.

The Recoupment Policy requires recoupment of the entire annual cash bonus of the "executive officer" *plus* a reasonable rate of interest. The Recoupment Policy applies to executive officers, who are the Company's "senior executives." In addition, this provision of the Recoupment Policy extends beyond the Proposal, as the Proposal seeks only to recoup executive officers' bonuses or awards and makes no mention of interest.

The Recoupment Policy provides that the Board will require reimbursement of annual bonuses from executive officers who, in the Board's view, "engaged in misconduct that caused or partially caused the need for the restatement." The Board also will determine whether the bonus payments would have been lower had they been calculated based on the restated results. This is consistent with the discretion granted to the Board in the Proposal, which provides that the judgment of the Board may be used in crafting a recoupment policy "in accordance with applicable laws and existing contracts and pay plans."

Accordingly, we believe that Bristol-Myers' Recoupment Policy, together with the forfeiture provisions in the Plan Agreements, compare favorably to, and address the essential objective of, the Proposal, and, accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague And Indefinite In Violation Of The Proxy Rules.

A stockholder proposal that is overly vague may be omitted from a company's proxy materials under Rule 14a-8(i)(3) as materially false and misleading. In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), the Staff explained that exclusion or modification of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. March 12, 1991). We believe that the Proposal is impermissibly vague and indefinite, and therefore, excludable under Rule 14a-8(i)(3) as a result of the Proposal's references to Bristol-Myers recouping compensation paid during a "restatement period" in the event of a "significant extraordinary write-off."

The Proposal states that Bristol-Myers should adopt a policy so that, in the event of a "significant extraordinary write-off," the Company will "recoup" certain compensation paid during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. Thus, Bristol-Myers and its stockholders cannot determine the period of time for which the Company is supposed to "recoup" compensation in the event of a "significant extraordinary write-off." There is a long line of precedent where the Staff has concurred that stockholder proposals concerning executive compensation could be excluded under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." The Proposal's reference to a "restatement period" (as it relates to a "significant extraordinary write-off") is similarly vague and indefinite, therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

III. Bristol-Myers Lacks The Power Or Authority To Implement The Proposal Under Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." *See, e.g., Catellus Development Corp.* (avail. March 3, 2005); *AT&T Corp.* (avail. March 10, 2002); *The Boeing Company* (avail. Feb. 22, 1999). Bristol-Myers lacks the power to implement the Proposal because the Proposal is unworkable in the event of a "significant extraordinary write-off." Specifically, the Proposal asks that, in the event of a significant extraordinary write-off, the Board review bonuses and other awards based on achieving performance targets during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. Bristol-Myers would be unable to determine how long preceding a "significant extraordinary write-off" the Proposal expects the Company to recoup certain compensation. Thus, the Proposal is excludable under Rule 14a-8(i)(6), because Bristol-Myers lacks the power to implement the Proposal.

CONCLUSION

Based upon the foregoing analysis, Bristol-Myers respectfully requests that the Staff concur that it will take no action if Bristol-Myers excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Enclosures

cc: John Chevedden
Nick Rossi

"EXHIBIT A"


NOV 21
SANDRA LEUNG

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Prof. Peter R. Dolan
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Dear Prof. Dolan,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Ross 10/05/05

cc: Sandra Leung, Corporate Secretary
PH: 212 546-4260
FX: 212 605-9622
FX: 212 546-4020

[November 19, 2005]
3 – Recoup Unearned Management Bonuses

RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans.

The need for this proposal is highlighted by our company announcing in June 2005 that it settled the U.S. Attorney's investigation regarding questionable wholesaler inventory and accounting, in a Deferred Prosecution Agreement. The government will not pursue its criminal complaint if it is satisfied after two years that our company has complied with the terms of the Agreement. Under the Agreement, our company will make an additional $300 million payment to the shareholder fund previously established in connection with the company's settlement with the Securities and Exchange Commission (SEC) announced in August 2004. As a result, our company will record an additional $249 million reserve.

To our Board's credit our Board has shown that it can act to improve our corporate governance. For instance, our Board filed our company's revised Charter with the SEC on August 3, 2005. This reflected the declassification of our board and removed several supermajority provisions as approved by stockholders on May 3, 2005. I believe that this proposal, Recoup Unearned Management Bonuses, is a further step in improving our corporate governance.

Similar to Proposal Voted at Computer Associates

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonuses based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any company. This proposal will give shareholders more options if we find ourselves in a situation similar to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be negatively restated, then our board should be enabled by adoption of this proposal to recoup executive pay that was not earned or deserved.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.


Bristol-Myers Squibb Company

LONG-TERM PERFORMANCE STRATEGIC EXECUTION AWARD AGREEMENT
UNDER THE BRISTOL-MYERS SQUIBB COMPANY
2002 STOCK INCENTIVE PLAN

Target Number of Shares:	
Performance Period:	January 1, 2005 to December 31, 2007

1. PERFORMANCE SHARE AWARD

Under the terms of the Bristol-Myers Squibb Company 2002 Stock Incentive Plan (the "Plan") the Compensation and Management Development Committee of the Board of Directors of Bristol-Myers Squibb Company (the "Committee") has granted to the Award Recipient a target number of performance shares as designated herein subject to the terms, conditions and restrictions set forth in this Agreement.

2. CONSIDERATION

Each participant, as consideration for the Award of performance shares, shall remain in the continuous employ of the company or of one of its Subsidiaries or Affiliates for at least one year or such lesser period as the Committee shall so determine in its sole discretion after the date of the making of such Award, and no Award shall be payable until after the completion of such one year or lesser period of employment by the participant.

3. PERFORMANCE PERIOD AND PERFORMANCE MEASURES

The Performance Period for this Award shall be January 1, 2005 to December 31, 2007. The performance measures for this Award will be Earnings Per Share ("EPS") and total company Sales growth. Each measure will be weighted equally. The cumulative EPS target for the three-year Performance Period will be $ and the cumulative sales goal will be $ (in millions). The cumulative target EPS and Sales goals as well as the payout schedule are set forth in detail in Chart A. If the cumulative EPS and Sales goals fall below the threshold set forth in Chart A, no payout will be made for the 2005-2007 performance cycle. The final payout will also be modified by a multiplier of 85% to 115% determined by the company's Total Shareholder Return relative to its peer companies as set forth in Chart B.

4. DETERMINATION AND PAYMENT OF PERFORMANCE SHARES EARNED

As soon as practicable after the end of the Performance Period, the Committee shall determine the extent to which Awards have been earned on the basis of the company's actual performance in relation to the established performance objectives as set forth herein and in Charts A and B and shall certify these results in writing. As promptly as practicable after it has determined that an amount is payable or should be distributed in respect of the Award, the Committee shall cause the Award to be paid or distributed to the Award Recipient or the Award Recipient's beneficiaries, as the case may be, in the Committee's discretion, either entirely in cash, entirely in Common Stock or partially in cash and partially in Common Stock.

In making the payment of an Award in cash hereunder, the cash equivalent of such Performance Shares shall be determined by the Fair Market Value of Bristol-Myers Squibb Common Stock on the day the Committee approves the payment. All determinations as to whether a payment should be made are in the sole discretion of the Committee. The Committee may determine not to make a payment to any participant if such participant acts in a manner which is detrimental to the company's interests in the Committee's sole judgement. All determinations of the Committee shall be final and binding.

5. NONTRANSFERABILITY OF AWARDS AND DESIGNATION OF BENEFICIARY

No Award under this Agreement shall be transferable other than by will or by the laws of descent and distribution, except that the Award Recipient may designate a beneficiary pursuant to the provisions hereof on the Designation of Beneficiary form provided herewith.

If the Award Recipient and/or his/her beneficiary shall attempt to assign his/her rights under this Agreement in violation of the provisions herein, the company's obligation to make any further payments shall terminate.

If no designated beneficiary is living on the date on which any payment becomes payable to the Award Recipient, or if no beneficiary has been specified, such payment will be payable to the person or persons in the first of the following classes of successive preference:

(i) Widow or widower, if then living,
(ii) Surviving children, equally,
(iii) Surviving parents, equally,
(iv) Surviving brothers and sisters, equally,
(v) Executors or administrators

and the term "beneficiary" as used in this Agreement shall include such person or persons.

6. RETIREMENT AND TERMINATION OF EMPLOYMENT OTHER THAN BY DEATH OR DISABILITY

(a) In the event of the Award Recipient's Retirement, as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan, prior to the end of the Performance Period but after the Award Recipient has satisfied the one year employment requirement of Section 2 of this Agreement, the Award Recipient and his/her beneficiary shall be entitled to a payment of such Award at the end of the Performance Period, pursuant to the terms of this Agreement provided, however, that the Award Recipient shall be deemed to have earned that proportion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which his/her Retirement occurs, bears to the total number of months in the Performance Period, subject to the attainment of performance objectives associated with this Award as certified by the Committee. The Award Recipient's right to receive any remaining performance shares shall be canceled and forfeited.

(b) In the event an Award Recipient's employment with the company terminates for a Qualifying Reason as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan during the three (3) year period following a Change in Control of the company (as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan), the Award Recipient will receive an amount equal to the pro-rata portion of the Award, including those awards outstanding less than one year, calculated assuming that any performance goal or measurement will have been achieved (for the entire performance period) at a level which is the greater of the target level or the level of achievement that, for the accounting period including the date of the notice of termination, was deemed to be probable or expected for purposes of accruing accounting expense in connection with like awards, provided, however, any additional forfeiture conditions in the nature of a "clawback" contained in Section 10 of this Agreement shall continue to apply to any payment. The Award Recipient shall be deemed to have earned that pro-rata portion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the date of termination, bears to the total number of months in the Performance Period.

(c) If the Award Recipient's employment with the company terminates for any reason other than retirement, death or disability or a Qualifying Termination following a Change in Control prior to the end of the Performance Period, performance shares granted herein shall be canceled, forfeited and surrendered and the Award Recipient shall have no right to any portion of the Award made in this Agreement.

7. DISABILITY OF PARTICIPANT

In the event the Award Recipient becomes Disabled as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan he/she shall be deemed to have suspended active employment by reason of Disability commencing on the date he/she becomes entitled to receive payments under a disability pay plan of the company or any Subsidiary or Affiliate and continuing until the date he/she is no longer entitled to receive such payments. In the event the Award Recipient becomes Disabled during the Performance Period but only if he/she has satisfied the one year employment requirement of Section 2 of this Agreement, upon the determination by the Committee of the extent to which the Award has been earned the Award Recipient shall be deemed to have earned that proportion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which his/her Disability occurs, bears to the total number of months in the Performance Period, subject to the attainment of performance objectives associated with this Award as certified by the Committee. The Award Recipient's right to receive any remaining performance shares shall be canceled and forfeited.

8. DEATH OF PARTICIPANT

In the event of the Award Recipient's death prior to the end of the Performance Period after he/she has satisfied the one year employment requirement, the Award Recipient's beneficiary shall be entitled to a payment of such Award upon the end of the Performance Period, pursuant to the terms of this Agreement, provided, however, that he/she shall be deemed to have earned that proportion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which his/her death occurs, bears to the total number of months in the Performance Period. The Award Recipient's right to receive any remaining performance shares shall be canceled and forfeited.

9. TAXES

At such time as the company is required to withhold taxes with respect to the Award covered hereby, or at an earlier date as determined by the company, the Award Recipient shall make remittance to the company of an amount sufficient to cover such taxes or make such other arrangement regarding payments of such taxes as are satisfactory to the Committee. The company and its subsidiaries shall, to the extent permitted by law, have the right to deduct such amount from any payment of any kind otherwise due to the Award Recipient.

10. FORFEITURE IN THE EVENT OF COMPETITION AND/OR SOLICITATION OR OTHER DETRIMENTAL ACTS.

You acknowledge that your continued employment with the company and the Long-Term Performance Award are sufficient consideration for this Agreement, including, without limitation, the restrictions imposed upon you by paragraph 10.

a) By accepting this Long-Term Performance Award, you expressly agree and covenant that during the Restricted Period (as defined below), you shall not, without the prior consent of the company, directly or indirectly:

   i) own or have any financial interest in a Competitive Business (as defined below), except that nothing in this clause shall prevent you from owning one per cent or less of the outstanding securities of any entity whose securities are traded on a U.S. national securities exchange (including NASDAQ) or an equivalent foreign exchange;

   ii) be actively connected with a Competitive Business by managing, operating, controlling, being an employee or consultant of (or accepting an offer to be an employee or consultant of) or otherwise advising or assisting, a Competitive Business;

   iii) take any action that might divert any opportunity from the company or any of its affiliates, successors or assigns (the "Related Parties") that is within the scope of the present or future operations or business of any Related Parties;

   iv) employ, solicit for employment, advise or recommend to any other person that they employ or solicit for employment or form an association with any person who is employed by the company or who has been employed by the company within one year of the date of the termination of your employment with the company;

   v) contact, call upon or solicit any customer of the company, or attempt to divert or take away from the company the business of any of its customers;

   vi) contact, call upon or solicit any prospective customer of the company that you became aware of or were introduced to in the course of your duties for the company, or otherwise divert or take away from the company the business of any prospective customer of the company; or

   vii) engage in any activity that is harmful to the interests of the company, including, without limitation, any conduct during the term of your employment that violates the company's Standards of Business Conduct and Ethics, securities trading policy and other policies.

b) Forfeiture. If the company determines that you have violated any provisions of paragraph 10(a) above during the Restricted Period, then you agree and covenant that:

   i) any portion of the Long-Term Performance Award that has not been paid to you as of the date of such determination shall be immediately rescinded;

   ii) you shall automatically forfeit any rights you may have with respect to the Long-Term Performance Award as of the date of such determination; and

   iii) if you have received any award or portion of award under the terms of this agreement within the twelve-month period immediately preceding a violation of paragraph 10(a) above (or following the date of any such violation), upon the company's demand, you shall immediately deliver to it a certificate or certificates for shares of the company's Common Stock equal to the number of shares paid to you under this Long-Term Performance Award Agreement if such payment was made in shares or equal to the value paid to you as an award under the terms of this agreement if such payment was made in cash.

iv) The foregoing remedies set forth in paragraph 10(b) shall not be the company's exclusive remedies. The company reserves all other rights and remedies available to it at law or in equity.

c) Definitions. For purposes of this paragraph 10, the following definitions shall apply:

i) The company directly advertises and solicits business from customers wherever they may be found and its business is thus worldwide in scope. Therefore, "Competitive Business" means any person or entity that engages in any business activity that competes with the company's business in any way, in any geographic area in which the company engages in business, including, without limitation, any state in the United States in which the company sells or offers to sell its products from time to time.

ii) "Restricted Period" means the period during which you are employed by the company and twelve months following the date that you cease to be employed by the company for any reason whatsoever.

d) Severability. You acknowledge and agree that the period, scope and geographic areas of restriction imposed upon you by the provisions of paragraph 10 are fair and reasonable and are reasonably required for the protection of the company. In the event that any part of this Agreement, including, without limitation, paragraph 10, is held to be unenforceable or invalid, the remaining parts of paragraph 10 and this Agreement shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part of this Agreement. If any one of the provisions in paragraph 10 is held to be excessively broad as to period, scope and geographic areas, any such provision shall be construed by limiting it to the extent necessary to be enforceable under applicable law.

e) Extension of Restrictions Upon Violation. If you violate any provision of paragraph 10 during the twelve months following the date you cease to be employed by the company, the Restricted Period shall be extended for a period of twelve months from the date of your last violation.

f) Injunctive Remedies. You acknowledge that the restrictions contained in this Agreement are reasonably necessary to protect the legitimate business interests of the company, and that any violation of any such restrictions will result in immediate and irreparable injury to the company for which monetary damages will not be an adequate remedy. You further acknowledge that if any such restriction is violated, the company will be entitled to immediate relief enjoining such violation (including, without limitation, temporary and permanent injunctions, a decree for specific performance and an equitable accounting of earnings, profits and other benefits arising from such violation) in any court or before any judicial body having jurisdiction over such claim, without the necessity of showing any actual damage or posting any bond or furnishing any other security. You also agree that any request for such relief by the company shall be in addition to and without prejudice to any claim for monetary damages that the company may elect to assert.

g) Expenses of Enforcement. If you violate this Agreement, you shall pay the company for any and all costs, fees (including, without limitation, attorneys' fees), expenses and disbursements of the company in connection with the enforcement by the company of this Agreement.

11. EFFECT ON OTHER BENEFITS

In no event shall the value, at any time, of the shares covered by this Agreement or any other payment under this Agreement be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to employees of the company unless otherwise specifically provided for in such plan.

12. RIGHT TO CONTINUED EMPLOYMENT

Nothing in this Agreement shall confer on the Award Recipient any right to continue in the employ of the company or any subsidiary or any specific position or level of employment with the company or any subsidiary or affect in any way the right of the company or any subsidiary to terminate the Award Recipient's employment without prior notice at any time for any reason or no reason.

13. ADMINISTRATION

The Committee shall have full authority and discretion, subject only to the express terms of the 2002 Bristol-Myers Squibb Stock Incentive Plan, to decide all matters relating to the administration and interpretation of the Plan and this Agreement and all such Committee determinations shall be final, conclusive, and binding upon the company, the Award Recipient, and all interested parties.

14. AMENDMENT

This Agreement shall be subject to the terms of the Plan, as amended from time to time, except that the Award which is the subject of this Agreement may not be adversely affected by any amendment or termination of the Plan approved after the Award Date without the Award Recipient's written consent.

15. SEVERABILITY AND VALIDITY

The various provisions of this Agreement are severable and any determination of invalidity or unenforceability of any one provision shall have no effect on the remaining provisions.

16. GOVERNING LAW

This Agreement shall be governed by the substantive laws (but not the choice of law rules) of the State of New York.

17. SUCCESSORS

This Agreement shall be binding upon and inure to the benefit of the successors, assigns, and heirs of the respective parties.

18. DATA PRIVACY

By entering into this agreement, you (a) authorize the company and any agent of the company administering the Plan or providing Plan recordkeeping services, to disclose to the company or any of its subsidiaries such information and data as the company or any such subsidiary shall request in order to facilitate the grant of performance shares and the administration of the Plan; (b) waive any data privacy rights you may have with respect to such information; and (c) authorize the company to store and transmit such information in electronic form.

19. ENTIRE AGREEMENT AND NO ORAL MODIFICATION OR WAIVER

This Agreement contains the entire understanding of the parties. This Agreement shall not be modified or amended except in writing duly signed by the parties. Any waiver or any right or failure to perform under this Agreement shall be in writing signed by the party granting the waiver and shall not be deemed a waiver of any subsequent failure to perform.

For the Company

Signature: Stephen Berg

Date: March 7, 2005

I have read this agreement in its entirety. My signature below indicates my agreement to all the terms, restrictions and conditions set forth in the agreement.

Award Recipient

Print Name Here: ________________________

Sign Here: ______________________________

Date: __________________________________


Bristol-Myers Squibb Company

2002 STOCK INCENTIVE PLAN

NONQUALIFIED STOCK OPTION AGREEMENT

Bristol-Myers Squibb Company (the "Company") has granted you an option to purchase a number of shares of the Common Stock of Bristol-Myers Squibb Company, (the "Option"), at the specified price set forth in the above Grant Summary. The Expiration Date of the grant is set forth above. This grant is subject in all respects to the terms, definitions and provisions of the Bristol-Myers Squibb Company 2002 Stock Incentive Plan (the "Plan") adopted by the Company.

This Option is granted upon and subject to the following terms and conditions:

1. Vesting Schedule and Exercise Threshold. You must remain in the continuous employment of the Company or one of its subsidiaries (the "Company") for a period of one-year following the date of this grant before you are permitted to exercise any portion of the Option. Thereafter, except as specifically set forth below, this Option may be exercised in the following manner: (a) only to the extent of 25 percent of the number of shares to which this Option applies on or after the first anniversary and prior to the second anniversary of the date of grant hereof; (b) only to the extent of 50 percent of the number of shares to which this Option applies on or after the second anniversary and prior to the third anniversary of the date of grant hereof; and (c) only to the extent of 75 percent of the number of shares to which this Option applies on or after the third anniversary and prior to the fourth anniversary of thedate of grant hereof.

   These provisions do not apply if you (a) are 60 years old; (b) die while employed by the Company; (c) retire; or (d) cease to be employed by the Company (i) on or after your 65th birthday, (ii) after your 55th birthday and you have completed 10 years of service, (iii) on or after the date the sum of the your age plus years of service, when rounded up to the next highest number, equals at least 70 and you have completed ten years of service with the Company and your employment terminates for any reason other than death, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company, or (iv) for any reason other than death, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company. If you terminate from the Company under clause (d)(iii) or (d)(iv), you must sign a General Release and, where applicable, a non-solicitation and/or non-compete agreement with the Company for these provisions to be inapplicable.

   In addition to the vesting provisions stated above, 100% of the Option award is subject to a price appreciation exercise threshold. The Option may only be exercised once the Company's common stock achieves a closing price of $29. 27 and remains at or above that closing price for seven (7) consecutive trading days during the first eight years of the Option term. This price appreciation exercise threshold shall not apply for the last two years of the Option term or in the case of the death of the Optionee.

2. Option Exercise and Payment. To exercise the Option, in whole or in part, you must notify the Company's designated broker/agent in a manner designated by the Plan Administrator. This notification will be effective upon receipt by the Company's designated broker/agent and must be received on or before the specified Expiration Date. If the specified Expiration Date falls on a day that is not a regular business day at the Company's executive office in New York City or broker/agent's office, then the exercise notification must be received on or before the last regular business day prior to the Expiration date.

   Payment must be made in the form of a wire transfer, personal check, or money order, payable in U.S. dollars and on a U.S. bank to the order of the Company's designated broker/agent; or by authorizing the Company's designated broker/agent to sell the shares acquired upon the exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price, applicable brokerage fees, and any withholding and/or taxes and applicable fees resulting from such exercise as described in Section 3 hereof; or, if not problematic under local law, by delivery of a certificate or certificates for shares of Common Stock of the Company owned by you for at least six months having a fair market value at the date of exercise equal to the purchase price for such shares, or in a combination of the foregoing; provided, however, that payment in shares of Common Stock of the Company will not be permitted unless at least 100 shares of Common Stock are required and delivered for such purpose. Any stock certificate or certificates so delivered must be endorsed, or accompanied by an appropriate stock power, to the order of Bristol-Myers Squibb Company, with the signature guaranteed by a bank or trust company or by a member firm of the New York Stock Exchange. In lieu of the physical delivery of certificate(s), you may submit certificates by attestation.

   No shares will be issued pursuant to the exercise of an Option unless such issuance and such exercise shall comply with all relevant provisions of law and the requirement of any stock exchange upon which the shares may then be listed.

3. Withholding and Employment Taxes Upon Exercise of Option. You must pay the Company upon its demand any amount for the purpose of satisfying its liability, if any, to withholdfederal, state or local income or earnings tax or any other applicable tax or assessment (plus interest or penalties thereon, if any, caused by a delay in making such payment) incurred by reason of your exercise of options or the transfer of shares thereupon. You may satisfy your withholding tax obligations by authorizing the Company's designated broker/agent to sell an appropriate number of shares being issued on exercise to cover the federal, state, local and FICA taxes. If on the date of exercise, you are an executive officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934, you must use share withholding to satisfy the obligation to pay federal, state, local and FICA taxes to be withheld on the exercise.

4. Non-Transferability. You may transfer, in whole or in part, this Option grant to members of your immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which your family members and/or trusts are the only partners. For this purpose, immediate family members mean our spouse, parents, children, stepchildren, grandchildren and legal dependants. Any transfer of options made under this provision will not be effective until notice of such transfer is delivered to the Company.

5. Termination of Employment

(a) Retirement. If you terminate from the Company (i) on or after your sixty-fifth birthday, (ii) on or after your fifty-fifth birthday and you have ten years of service with the Company, or (iii) on or after the date the sum of your age plus years of service, when rounded up to the next highest number, equals at least 70 and you have completed ten years of service with the Company and your employment terminates for any reason other than death, disability, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company, provided you sign a general release, your termination of employment will be deemed a retirement. If you are retired from the Company, and your Option was granted more than one year prior to your retirement, the Option will fully vest on your retirement date and you will have the remainder of the term of the grant to exercise your Option.

(b) Military or Government Service. Whether military or government service or other bona fide leave of absence shall constitute termination of employment for the purpose of this Option shall be determined in each case by the Compensation and Management Development Committee or its successor committee (the "Committee") in its sole discretion.

(c) Disability. If you have been continuously employed by the Company for more than one year after the granting of this Option and you retire or otherwise cease to be so employed by reason of disability, entitling you to receive payments under a disability pay plan of the Company, you shall be treated as though you remained in the employ of the Company until the earlier of (i) cessation of payments under the disability pay plan, (ii) death, or (iii) attainment of 65th birthday.

(d) Death. If you die while you are employed by the Company and you have held this Option less than a year prior to your death, the Option will lapse. If you die while you are employed by the Company and you have held this Option for more than one year prior to your death, the Option will not lapse until the Expiration Date. If you die after you have terminated from the Company and you are not retired from the company or on disability at the time of your death, and your death occurs within the three-month post termination exercise period, the option will lapse one year after your date of death or on the tenth anniversary of the grant date, whichever is earlier. Your personal representative or your estate may exercise your Option before they lapse.

(e) Other. If you resign from the Company and you are not eligible to retire, any unvested Option shares will lapse on your termination date. You may exercise any vested Option shares within three months of your termination date. If your employment is terminated by the Company for reasons other than misconduct or other conduct deemed detrimental to the interests of the Company, and you are not eligible to retire, the vesting of this Option will be accelerated provided you have been continuously employed by the Company for more than one year following the grant date and you sign a General Release. You may also be required to sign a non-compete and/or non-solicitation agreement to receive accelerated vesting treatment. Again, you may exercise vested options within three months of your termination date.

6. Forfeiture in the Event of Competition and/or Solicitation or other Detrimental Acts. You acknowledge that your continued employment with the Company and the Option are sufficient consideration for this Agreement, including, without limitation, the restrictions imposed upon you by paragraph 6.

a) By accepting this Option, you expressly agree and covenant that during the Restricted Period (as defined below), you shall not, without the prior consent of the Company, directly or indirectly:

i) own or have any financial interest in a Competitive Business (as defined below), except that nothing in this clause shall prevent you from owning one per cent or less of the outstanding securities of any entity whose securities are traded on a U.S. national securities exchange (including NASDAQ) or an equivalent foreign exchange;

ii) be actively connected with a Competitive Business by managing, operating, controlling, being an employee or consultant (or accepting an offer to be an employee or consultant) or otherwise advising or assisting a Competitive Business;

iii) take any action that might divert any opportunity from the Company or any of its affiliates, successors or assigns (the "Related Parties") that is within the scope of the present or future operations or business of any Related Parties;

iv) employ, solicit for employment, advise or recommend to any other person that they employ or solicit for employment or form an association with any person who is employed by the Company or who has been employed by the Company within one year of the date of the termination of your employment with the Company;

v) contact, call upon or solicit any customer of the Company, or attempt to divert or take away from the Company the business of any of its customers;

vi) contact, call upon or solicit any prospective customer of the Company that you became aware of or were introduced to in the course of your duties for the Company, or otherwise divert or take away from the Company the business of any prospective customer of the Company; or

vii) engage in any activity that is harmful to the interests of the Company, including, without limitation, any conduct during the term of your employment that violates the Company's Standards of Business Conduct and Ethics, securities trading policy and other policies.

b) Forfeiture. If the Company determines that you have violated any provisions of paragraph 6(a) above during the Restricted Period, then you agree and covenant that:

i) any portion of the Option (whether or not vested) that has not been exercised as of the date of such determination shall be immediately rescinded;

ii) you shall automatically forfeit any rights you may have with respect to the Option as of the date of such determination; and

iii) if you have exercised all or any part of the Option within the twelve-month period immediately preceding a violation of paragraph 6(a) above (or following the date of any such violation), upon the Company's demand, you shall immediately deliver to it a certificate or certificates for shares of the Company's Common Stock with a fair market value (determined on the date of such demand) equal to the gain realized by you upon such exercise.

iv) The foregoing remedies set forth in paragraph 6(b) shall not be the Company's exclusive remedies. The Company reserves all other rights and remedies available to it at law or in equity.

c) Definitions. For purposes of this paragraph 6, the following definitionsshall apply:

i) The Company directly advertises and solicits business from customers wherever they may be found and its business is thus worldwide in scope. Therefore, "Competitive Business" means any person or entity that engages in any business activity that competes with the Company's business in any way, in any geographic area in which the Company engages in business, including, without limitation, any state in the United States in which the Company sells or offers to sell its products from time to time.

ii) "Restricted Period" means the period during which you are employed by the Company and twelve months following the date that you cease to be employed by the Company for any reason whatsoever.

d) Severability. You acknowledge and agree that the period, scope and geographic areas of restriction imposed upon you by the provisions of paragraph 6 are fair and reasonable and are reasonably required for the protection of the Company. In the event that any part of this Agreement, including, without limitation, paragraph 6, is held to be unenforceable or invalid, the remaining parts of paragraph 6 and this Agreement shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part of this Agreement. If any one of the provisions in paragraph 6 is held to be excessively broad as to period, scope and geographic areas, any such provision shall be construed by limiting it to the extent necessary to be enforceable under applicable law.

e) Extension of Restrictions Upon Violation If you vidate any provision of paragraph 6 during the twelve months following the date you cease to be employed by the Company, the Restricted Period shall be extended for a period of twelve months from the date of your last violation.

f) Injunctive Remedies. You acknowledge that the restrictions contained in this Agreement are reasonably necessary to protect the legitimate business interests of the Company, and that any violation of any of such restrictions will result in immediate and irreparable injury to the Company for which monetary damages will not be an adequate remedy. You further acknowledge that if any such restriction is violated, the Company will be entitledo immediate relief enjoining such violation (including, without limitation, temporary and permanent injunctions, a decree for specific performance and an equitable accounting of earnings, profits and other benefits arising from such violation) in any court or before any judicial body having jurisdiction over such claim, without the necessity of showing any actual damage or posting any bond or furnishing any other security. You also agree that any request for such relief by the Company shall be in addition to and without prejudice to any claim for monetary damages that the Company may elect to assert.

g) Expenses of Enforcement. If you violate this Agreement, you shall pay the Company for any and all costs, fees (including, without limitation, attorneys' fees), expenses and disbursements of the Company in connection with the enforcement by the Company of this Agreement.

7. Adjustments in the Event of Change in Stock. Notwithstanding anything in this Option Agreement to the contrary, if prior to the Expiration Date any changes occur in the outstanding Common Stock of the Company by reason of stock dividends, recapitalization, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the aggregate number and class of shares under the Plan, and the number, class and price of share subject to outstanding options or awards shall be adjusted appropriately by the Committee, whose determination shall be conclusive.

8. Data Privacy. By entering into this agreement, you (a) authorize the Company and any agent of the Company administering the Plan or providing Plan recordkeeping services, to disclose to the Company or any of its subsidiaries such information and data as the Company or any such subsidiary shall request in order to facilitate the grant of options and the administration of the Plan; (b) waive any data privacy rights you may have with respect to such information; and (c) authorize the Company to store and transmit such information in electronic form.

9. Binding Effect. All decisions or interpretations of the Board of Directors or the Committee with respect to any question arising under the Plan or under this Option Agreement shall be binding, conclusive and final.

10. Waiver. The waiver by the Company of any provision of this Option shall not operate as or be construed to be a subsequent waiver of the same provision or waiver or any other provision hereof.

11. Construction. This Option shall be irrevocable during the Option period and its validity and construction shall be governed by the laws of the State of New York. The terms and conditions herein set forth are subject in all respects to the terms and conditions of the Plan, which shall be controlling.

Bristol-Myers Squibb Company

By 

Executive Vice President

I understand that this option has been granted to provide a means for me to acquire and/or expand an ownership position in Bristol-Myers Squibb Company, and it is expected that I will retain the stock I receive upon the exercise of this option consistent with the Company's share retention guidelines in effect at the time of exercise of this award. In accepting this grant, I hereby agree that Smith Barney, or such other vendor as the Company may choose to administer the plan, may provide the Company with any and all account information necessary to monitor my compliance with the Company's Share Retention Policy.

I hereby agree to the foregoing terms and conditions and accept the grant of the option subject thereto.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 29, 2005 12:55 AM
To: CFLETTERS
Cc: Sandra Leung
Subject: Re Bristol-Myers Squibb Company (BMY) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(10), rule 14a-8(i)(3) and rule 14a-8(i)(6) concerning the same topic of this proposal, and furthermore regarding a more encompassing "Resolved" statement on this same topic.

The text of the proposal states:
"3 Recoup Unearned Management Bonuses
"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our

board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

"This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board¹s judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The Bristol-Myers Policy on page 3 does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term "individual executive¹s" is describing the application of its policy. In other words the company could have only a 10% implementation.

The company apparently claims for the benefit of its argument under rule 14a-8(i)(3) and rule 14a-8(i)(6) that it is incapable of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.
The strictly limited company policy on page 3 at least assumes that the "relevant period" can be determined by the company

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Sandra Leung <sandra.leung@bms.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 31, 2006 11:13 PM
To: CFLETTERS
Cc: Sandra Leung
Subject: #2 Re Bristol-Myers Squibb Company (BMY) No-Action Request Nick Rossi

#2 Re Bristol-Myers Squibb Company (BMY) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Recoup Unearned Management Bonuses
Shareholder: Nick Rossi

Ladies and Gentlemen:

This adds to the initial December 28, 2005 response (unanswered) to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(10), rule 14a-8(i)(3) and rule 14a-8(i)(6) concerning the same topic of this proposal, and furthermore regarding a more encompassing "Resolved" statement on this same topic.

The text of this proposal states:
"3 Recoup Unearned Management Bonuses
"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

"This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board¹s judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The page 3 Bristol-Myers Policy does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy, if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term "individual executive¹s" is describing the application of its policy. In other words the company could have only a 10% implementation.

Such a 10% implementation could encourage executives to remain silent when they see one executive cooking the books because if this can be covered up for a short time then 90% of the executives will still get to keep unearned bonuses.

The company policy does not explain what "in the board¹s view" means. Could this mean a 5-to-4 vote of all directors attending a particular board meeting attended by all non-independent directors but with some independent directors absent.

The company apparently claims for the benefit of its argument under rule
14a-8(i)(3) and rule 14a-8(i)(6) that it is incapable of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.
The strictly limited company page 3 policy at least assumes that the "relevant period" can be determined by the company. The company does not amplify its bafflement claim with an affidavit from a single director that the director would not be qualified to participate in determining a period of time to which a "significant extraordinary write-off" applied to.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Sandra Leung <sandra.leung@bms.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

The proposal requests that the board adopt a policy in the bylaws if practicable that in the event of a significant restatement of financial results or significant extraordinary write-off, the board will review all performance-based bonuses and other awards made to senior executives during the restatement period and recoup, to the fullest extent practicable, all bonuses or awards to the extent that the performance targets were not achieved.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur with your view that Bristol-Myers may exclude the proposal or portions of the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bristol-Myers may omit the proposal or portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Bristol-Myers may exclude the proposal or portions of the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the proposal or portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Gregory Belliston
Attorney-Adviser